UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
McMoRan Exploration Co.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	74-1424200
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1615 Poydras Street
New Orleans, LA	70112
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:      333-144496
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the Form 8-A filed on November 19, 1998 by McMoRan Exploration Co. (the “Company”) to update the Company’s “Description of Capital Stock” that was included in the Company’s Registration Statement on Form S-4, Registration No. 333-61171, as filed with the Securities and Exchange Commission (“SEC”) on August 11, 1998, as amended October 6, 1998. Any form of prospectus supplement or prospectus or any amendment to the Registration Statement that includes such description and that is subsequently filed by the Company with the SEC is hereinafter incorporated by reference herein.
Item 1. Description of Registrant’s Securities to be Registered.
     The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and our amended and restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws. Copies of our certificate of incorporation and by-laws are incorporated herein by reference and will be sent to you at no charge upon request.
Authorized capital stock
     Under our certificate of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of May 31, 2009, there were issued and outstanding:
•	70,479,840 shares of common stock (not including 2,508,660 shares held in treasury); and

•	1,589,340 shares of 6.75% mandatory convertible preferred stock.
     As of May 31, 2009, shares of our outstanding 6.75% mandatory convertible preferred stock were convertible into 12,817,232 shares of common stock (assuming the maximum conversion rate of 8.0645 shares); our outstanding 5 1/4% convertible senior notes due October 6, 2011 were convertible into 4,507,994 shares of common stock at a conversion price of $16.575 per share; an aggregate of 10,634,750 shares of our common stock were authorized for issuance upon the exercise of outstanding stock options at an average exercise price of $13.54 per share; and an aggregate of 67,666 shares of our common stock were issuable upon vesting of restricted stock units.
Description of common stock
     Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable.
     Voting rights. Holders of common stock are entitled to elect all of the members of the board of directors, except that holders of our 6.75% mandatory convertible preferred stock voting as a single class with the shares of any other preferred stock or securities having similar voting rights, will be entitled to elect two directors in addition to those directors elected by the holders of our common stock if we fail to make specified dividend payments. See “— Description of preferred stock” for additional information relating to the voting rights of our preferred stock. Each share of common stock has one vote. With respect to all other matters submitted to a vote of stockholders, except as required by law, the holders of the common stock vote together as a single class, and record holders have one vote per share.
     Dividend rights; rights upon liquidation. Subject to any preferences accorded to the holders of preferred stock, if and when issued by the board of directors, holders are entitled to dividends at such times and in such amounts as the board of directors may determine. In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of the common stock, the holders of our mandatory convertible preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of the common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.
     Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.
     Transfer agent. The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.
     NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “MMR.”
Certain provisions of our certificate of incorporation and by-laws
     Supermajority voting/fair price requirements. Our certificate of incorporation provides that the approval of the holders of not less than 80% of our common stock voting together as a single class, and not less than 75% of our common stock excluding common stock beneficially owned by the interested stockholder (described below) voting as a separate class, is required for:
•	any merger, consolidation or share exchange of our company or any of our subsidiaries with or into an interested stockholder (an interested stockholder is any person or entity, or any associate or affiliate of that person or entity, who (i) is the beneficial owner of 15% or more of our common stock, or (ii) is an affiliate or associate of our company and was within the two years prior to the transaction a beneficial owner, directly or indirectly, of 15% or more of our common stock, which we refer to as an interested stockholder);

•	any sale, lease, transfer, exchange, mortgage, pledge, loan, advance or similar disposition of 5% or more of the lesser of the total market value of our outstanding stock or our company’s net worth in one or more transactions involving an interested stockholder or an associate or affiliate of an interested stockholder;

•	the adoption of any plan or proposal for liquidation or dissolution of our company or any subsidiary;

•	the issuance or transfer by us or any of our subsidiaries of equity securities having a fair market value of $1 million or more in one or more transactions in any twelve-month period to any interested stockholder or affiliate or associate of an interested stockholder except pursuant to warrants or rights to purchase securities offered pro rata to all holders of common stock or by other means such that each holder of common stock is given substantially proportionate treatment;

•	any reclassification or recapitalization of securities of our company, including any reverse stock split, any merger, consolidation or share exchange of our company with any subsidiary, or any other transaction (whether or not involving an interested stockholder) that would increase, by 5% or more, an interested stockholder’s, or any associate or affiliate of an interested stockholder’s, voting power or proportionate amount of shares of any class or series of equity securities of our company or any subsidiary;

•	any loans, advances, guarantees, pledges or other financial assistance or tax advantages provided by our company or any of our subsidiaries to an interested stockholder or any affiliate or associate of an interested stockholder except proportionately as a stockholder; or

•	any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing.

However, the supermajority voting requirement is not applicable if:
•	our board approved the transaction before the interested stockholder became an interested stockholder by a majority vote of the members of our board and the transaction is approved by a majority vote of the continuing directors (a continuing director is any member of the board of directors who is not an interested stockholder or an affiliate of an interested stockholder and (i) was a director prior to the time the interested stockholder became an interested stockholder or (ii) was recommended or elected by a majority of the continuing directors at a meeting at which a quorum consisting of a majority of the continuing directors was present; in the absence of an interested stockholder, the continuing directors means all the directors then in office); or

•	all of the following conditions have been met: (i) the aggregate amount of consideration received per share by the holders meet certain “fair price” criteria, (ii) prior to the consummation of the transaction (a) there has been no failure to declare or pay dividends on any outstanding preferred stock, (b) there has been no reduction in the annual rate of dividends paid on common stock except to reflect a subdivision of the common stock and no failure to increase the annual rate of dividends as necessary to reflect a decrease in the number of outstanding shares of common stock, and (c) the interested stockholder has not become the beneficial owner of any additional shares of common stock except as part of the transaction that resulted in such interested stockholder becoming an interested stockholder or as a result of a pro rata stock dividend, and (iii) the interested stockholder has not received the benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantages provided by our company.
     Amendment of Certain Provisions of our Certificate of Incorporation. Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation’s certificate of incorporation may be amended by the affirmative vote of the majority of the stockholders. Our certificate of incorporation requires the affirmative vote of 80% of the voting stock to amend, alter or repeal certain of its provisions regarding (i) stockholder unanimous written consents, (ii) the classification, filling of vacancies and removal of members of the board of directors, (iii) the limitation of liability of directors, (iv) business combinations and (v) amendments to our certificate of incorporation and our by-laws.
     Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
     In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.
     Advance notice of intention to nominate a director. Our certificate of incorporation and by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by our board. Any nomination that fails to comply with these requirements may be disqualified.
     Advance notice of stockholder proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal is provided to us within the time periods and in the manner specified in the by-laws.
     No ability of stockholders to call special meetings. Our certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders, except to the extent that holders of preferred stock have the right to call a special meeting in some circumstances. Our by-laws provide that special meetings of stockholders may be called only by the chairman or either co-chairman of the board, the vice chairman of the board or the president and chief executive officer or upon a vote of the majority of the board of directors.
     No action by written consent. Our certificate of incorporation prohibits our stockholders from taking any action except at an annual or special meeting of stockholders.
     Removal of directors; filling vacancies on board of directors. Our certificate of incorporation provides that any director may be removed, for cause involving fraud or a violation of the duty of loyalty as determined by a court of law, by a vote of the holders of 80% of the voting stock. Any vacancies on the board of directors resulting by the death, resignation or removal of a director may be filled only by a vote of both a majority of the directors then in office and a majority of continuing directors voting as a separate group.
     Amendment of by-laws. Our certificate of incorporation and by-laws provide that our by-laws may be altered, amended, changed or repealed by vote of the holders of 80% of the voting stock, or upon the affirmative vote of both a majority of the board of directors then in office and a majority of all continuing directors voting as a separate group.
     Limitation of liability of directors and officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholder’s rights to recover monetary damages against a director or officer for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary relief, such as an injunction or rescission. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.
     In addition, our certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.

Description of preferred stock
     Our 6.75% mandatory convertible preferred stock has a liquidation preference of $100 per share and will automatically convert on November 15, 2010 into shares of common stock. The preferred stock is convertible into between 6.7204 and 8.0645 shares of our common stock, depending on the applicable market value of our common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends; however, adjustments required as a result of dividends that do not exceed 1% are carried forward and must be made no later than February 15 of each year. Holders may elect to convert at any time prior to November 15, 2010 at a conversion rate equal to 6.7204 shares of common stock, or an aggregate of approximately 11 million shares. In the event of a “cash acquisition” of our company as defined in the certificate of designations, holders of the preferred stock have the right to convert their shares into common stock at the “cash acquisition conversion rate” determined as set forth in the certificate of designations. In addition, in connection with a cash acquisition, we would pay converting holders additional amounts in cash or common stock, as set forth in the certificate of designations. Dividends are cumulative and are payable quarterly on February 15, May 15, August 15 and November 15. We may elect to pay dividends in cash, by delivery of shares of common stock, or through any combination of cash and common stock, in the manner set forth in the certificate of designations. Generally, we cannot pay dividends on or repurchase our common stock unless all accrued, cumulated and unpaid dividends on the 6.75% mandatory convertible preferred stock for all prior dividend periods have been paid in full.
     Holders of our 6.75% mandatory convertible preferred stock generally have no voting rights, except as required by law. If dividends payable on the preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or securities having similar voting rights (the “voting rights class”), will be entitled at the next meeting of our stockholders to elect two directors in addition to those directors elected by the holders of our common stock. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. We may not amend our certificate of incorporation if the amendment would adversely affect the holders of our 6.75% mandatory convertible preferred stock, unless we obtain the consent of holders of at least two-thirds the outstanding shares of the voting rights class, voting as a single class.
     We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
Description of convertible notes
     As of May 31, 2009, we had outstanding $74.7 million principal amount of our 5 1/4% convertible senior notes due October 6, 2011. Interest on the convertible notes is payable semiannually on April 6 and October 6. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of common stock at a conversion price of $16.575 per share, which is equal to a conversion rate of approximately 60.33 shares of common stock per $1,000 principal amount of notes. The conversion rate is adjustable upon the occurrence of certain events. For additional information about our

5 1/4% convertible senior notes due October 2011, you should refer to the indenture for the notes, which is an exhibit to our Form 10-K.
Item 2. Exhibits.
1.	Composite Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed with the SEC on May 11, 2009 (File No. 001-07791)).

2.	Amended and Restated By-Laws of the Company, as amended, effective January 30, 2006 (incorporated by reference to Exhibit 3.3 to the Company’s Form 8-K filed with the SEC on February 3, 2006 (File No. 001-07791)).

3.	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on August 11, 1998, as amended October 6, 1998 (Registration No. 333-61171)).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

McMoRan Exploration Co.
By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee
Senior Vice President, Chief Financial Officer and Secretary (authorized signatory and Principal Financial Officer)

Date: June 15, 2009